1-14640

02050608

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________
FERNANDO BARREIRA SOTELINO
Presidente Executivo-Atacado

By: ______________________________
CESAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo


UNIBANCO

UNIBANCO AND UNIBANCO HOLDINGS WILL RELEASE CONSOLIDATED RESULTS FOR THE FIRST SEMESTER 2002 ON AUGUST 14, 2002.

The Companies cordially invite you to attend their

CONFERENCE CALL ON AUGUST 15, 2002 - THURSDAY

The Conference Call will be held by Mr. Israel Vainboim, President of Unibanco Holdings and Member of Unibanco´s Board of Directors, and Mr. Geraldo Travaglia, CFO and Investor Relations Director.

CONFERENCE IN ENGLISH	CONFERENCE IN PORTUGUESE
11:00 am - Eastern 12:00 pm - Brazil	09:00 am - Eastern 10:00 am - Brazil
Phone: 1-706-679-4232 Passcode: Unibanco	Phone: 55 11-3155-1490

For your convenience, please dial 10 to 15 minutes prior to the start time.

The slideshow will be available for downloading from our Website
www.unibanco.com
on May 15, 2002, one hour prior to the beginning.

For Webcasting - Option Investor Relations, Item - Presentations, Subitem - Conference Call - Webcasting

For Downloading - Option Investor Relations, Item - Presentations, Subitem - Institutional Presentation

For further information, please contact Unibanco's Investor Relations Area at:
(5511) 3097-1313 or by e-mail: investor.relations@unibanco.com.br